Exhibit 99.1

Execution Version

COMMITMENT LETTER

Reference is made to that certain Convertible Note Subscription Agreement dated May 4, 2023 (the “Convertible Note Subscription Agreement”), by and between Marti Technologies, Inc., a Cayman Islands exempted company (f/k/a Galata Acquisition Corp.) (the “Company”), and Callaway Capital Management LLC (the “Subscriber”), as amended by the Amendment No. 1 to Convertible Note Subscription Agreement dated January 10, 2024 (the “Amendment”), by and between the Company and the Subscriber. This letter agreement (the “Commitment Letter”) dated as of March 22, 2024 is provided by the Subscriber to evidence its commitment to complete certain of its Subscription as set forth below. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Convertible Note Subscription Agreement or the Amendment, as applicable.

1. Commitment. Notwithstanding anything to the contrary in the Convertible Note Subscription Agreement or the Amendment, the Subscriber hereby agrees to (i) subscribe for the Subscribed Notes in an aggregate principal amount of $15,000,000 (the “Commitment Amount”) with the relevant Subscription Closing Date occurring on or before the one year anniversary of the date hereof and being the fifth (5th) Business Day following the delivery of the related Subscription Closing Date Notice and (ii) timely deliver the relevant Purchase Price as described in Sections 2(b)-(c) of the Convertible Note Subscription Agreement. For the avoidance of doubt, the aggregate principal amount of any Subscribed Notes subscribed by the Subscriber before the First Subscription Closing Date in accordance with Section 1(a) of the Amendment shall be counted as a portion of the Commitment Amount. Further, Farragut Square Global Master Fund, LP (“Farragut”) is a private investment fund that holds a portfolio of liquid investment assets. The Subscriber is an SEC-registered investment adviser that has been appointed as the sole investment manager of Farragut (per the Investment Management and Services Agreement between the Subscriber and Farragut), which gives the Subscriber the unlimited discretionary authority to buy and sell the investment assets that are held in the Farragut portfolio, as well as the general authority to act on behalf of Farragut in any other capacity (including entering into a binding commitment to use Farragut’s investment capital for specified investments in the future).

2. Miscellaneous. Sections 8(a), 8(d), 8(e), 8(o), 8(p), 8(q), 8(r) and 8(w) of the Convertible Note Subscription Agreement shall apply to this Commitment Letter, mutatis mutandis. Except as expressly provided in this Commitment Letter, all of the terms and provisions in the Convertible Note Subscription Agreement and the Amendment are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Commitment Letter does not constitute, directly or by implication, an amendment or waiver of any provision of the Convertible Note Subscription Agreement or the Amendment, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

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Very truly yours,

CALLAWAY CAPITAL MANAGEMENT LLC

By:	/s/ Daniel Freifeld
	Name:	Daniel Freifeld
	Title:	Managing Member

[Signature Page to the Commitment Letter]

ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE:

MARTI TECHNOLOGIES, INC.

By:	/s/ Cankut Durgun
	Name:	Cankut Durgun
	Title:	President

[Signature Page to the Commitment Letter]